United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June 2009

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

ARACRUZ CELULOSE S.A. A publicly held company CNPJ/MF nº 42.157.511/0001 -61

VOTING GUIDELINES FOR HOLDERS OF AMERICAN DEPOSITARY SHARES OF ARACRUZ CELULOSE S.A.

IN CONNECTION WITH THE

SPECIAL GENERAL MEETINGS OF HOLDERS OF CLASS A PREFERRED AND B PREFERRED STOCK

OF THE COMPANY

The conversion referred to in this notice is being conducted pursuant to exemptions from registration provided under the U.S. Securities Act of 1933, as amended. The Aracruz common shares that will be issued to holders of the Company's preferred shares if the conversion is approved have not yet been registered with the U.S. Securities and Exchange Commission. No offers of securities or offers to buy securities may, or will, be made by the Company absent registration or an exemption from registration. The conversion referred to in this notice is being conducted pursuant to the Brazilian Corporation Law, involves securities of a Brazilian corporation and is subject to disclosure requirements that are different from those of the United States.

Further to (i) the "Summary of Decisions Taken at the Extraordinary General Shareholders' Meeting" filed with the Securities and Exchange Commission ("SEC") on Form 6-K on June 3, 2009 and (ii) the "Notice to the Market" filed with the SEC on Form 6-K on June 5, 2009, ARACRUZ CELULOSE S.A. ("Aracruz" or the "Company") has invited its Class A Preferred and Class B Preferred Shareholders to attend, on second call, Special General Meetings of the Preferred Shareholders of the Company ("Special General Meetings") to be held on July 10, 2009, at 9:30 a.m., at the boardroom of the Company's headquarters, located at Rodovia Aracruz/Barra do Riacho, km 25, (plant), in the municipality of Aracruz, Espírito Santo State, Brazil, to submit for the approval of holders of the Company's Class A Preferred and Class B Preferred Shares the conversion of the Company's Class A Preferred and Class B Preferred Shares into common shares of the Company at the ratio of 0.91 common share for each and every one of the Company's Class A Preferred and Class B Preferred Shares ("Conversion").

Background to the Special General Meetings

On May 30, 2009, the common shareholders of the Company convened at an Extraordinary General Shareholders' Meeting and voted to approve the Conversion.

Pursuant to Brazilian federal Law 6,404/76, as amended ("Brazilian Corporation Law"), corporate transactions that alter the features of a company's class of shares, including the Conversion, must be approved by the Company's common shareholders and ratified by holders of a majority of the issued and outstanding class of the affected stock, voting as separate classes.

The Class A Preferred and Class B Preferred Shareholders of the Company were invited, on first call, to convene at a Special General Shareholders' Meetings of Preferred Shareholders of the Company scheduled for May 30, 2009 to deliberate on the Conversion.

However, the required quorum under the Brazilian Corporation Law to convene the May 30, 2009 Special General Meetings of Preferred Shareholders of the Company was not obtained.

What is the purpose of the Special General Meetings?

The purpose of the July 10, 2009 Special General Meetings is to submit the Conversion to the approval of holders of the Company's Class A Preferred and Class B Preferred Shares.

Which shareholders of the Company need to approve the Conversion?

The common shareholders of the Company have voted in favor of the Conversion at an Extraordinary General Shareholders' Meeting held on May 30, 2009.

In order for the Class A Preferred and Class B Preferred Shares of the Company to be converted into Aracruz common shares, both the Class A Preferred and B Preferred Shareholders must approve the Conversion at the Special General Meetings voting as separate classes.

May the Class A Preferred or Class B Preferred Shares be converted into common shares of the Company if either the Class A Preferred or Class B Preferred Shareholders do not approve this corporate action?

Neither the Class A Preferred Shares nor the Class B Preferred Shares may be converted into common shares of the Company unless both the Class A Preferred and Class B Preferred Shareholders approve the Conversion voting as separate classes.

Although the common shareholders of the Company have already voted in favor of the Conversion at the May 30, 2009 Extraordinary General Shareholders' Meeting, their resolution does not by itself have the power, under the Brazilian Corporation Law, to convert the Company's Class A Preferred or Class B Preferred Shares into Aracruz common shares.

In addition, if the Class A Preferred Shareholders do not approve the Conversion voting as a separate class, neither the Class A Preferred Shares nor the Class B Preferred will be converted into Aracruz common shares.

Under the same rule, the approval of the Conversion by holders of Class B Preferred Shares, voting as a separate class, is also required to approve the conversion of the Company's Class A Preferred Shares into Aracruz common shares.

Nevertheless, under the Company's bylaws (estatuto social), holders of the Company's Class A Preferred Shares have the right, and not the obligation, to convert, at any time at their discretion, their Class A Preferred Shares into Class B Preferred Shares of the Company at the ratio of one Class B Preferred Share for each and every one Class A Preferred Share. This conversion feature of the Company's Class A Preferred Shares has no correlation with, and is independent of, any resolutions to be deliberated at the Special General Meetings.

What is the exchange ratio at which the Company's preferred shares will be converted into common shares of the Company if the Conversion is approved?

If the Conversion is approved, the exchange ratio to convert the preferred shares of the Company into common shares of the Company will be 0.91 common share for each and every one Class A Preferred and Class B Preferred Share of the Company.

What is the date, time and place of the Special General Meetings?

The Special General Meetings will be held on July 10, 2009, at 9:30 a.m., at the boardroom of the Company's headquarters, located at Rodovia Aracruz/Barra do Riacho, km 25, (plant), in the municipality of Aracruz, Espírito Santo State, Brazil.

What is the record date to vote on the Conversion at the Special General Meetings?

Preferred shareholders of record on May 27, 2009 will be allowed to vote on the Conversion. If you were a holder of the Company's American Depositary Shares ("ADS") on May 27, 2009, you will receive a voting card to vote on the Conversion.

What is the quorum for the Special General Meetings to be opened and for the Conversion to be approved?

Pursuant to the Brazilian Corporation Law, shareholders owning at least a majority of the issued and outstanding Class A Preferred and Class B Preferred Shares of the Company must be present at the Special General Meetings for such meetings to be convened and must vote in favor of the Conversion in order for the Conversion to be approved.

What will happen if the minimum quorum to convene the Special General Meetings is not obtained?

If the minimum quorum to convene the Special General Meetings is not obtained, the Conversion will not be approved. As such, the Company's preferred shareholders will remain as Aracruz preferred shareholders and their rights as such will not be in any way changed or affected.

How will the votes of the Company's preferred shareholders be counted?

The Company has invited both its Class A Preferred and Class B Preferred Shareholders to attend the Special General Meetings. Even though these shareholders will gather at the same time and venue, they will be counted separately in order to determine whether the necessary quorum to convene the Special General Meetings has been obtained, and their votes will be counted as separate class votes in order to determine whether the Conversion has been approved.

The Company's ADS holders will vote together with the Company's Class B Preferred Shareholders, as the class of shares underlying their ADSs is comprised exclusively of the Company's Class B Preferred Shares. There are no other classes of Aracruz stock for which there are ADSs outstanding.

Who may attend the Special General Meetings?

Only preferred shareholder of record may attend the Special General Meetings. Although the Class B Preferred Shares underlying the Company's ADSs provide the Company's ADS holders with all the same rights that are available to holders of the Company's Class B Preferred Shares, the ADS holders do not appear on the shareholder records of the Company.

Citibank, N.A., as Depositary for the Company's ADSs ("Depositary"), appears on the Company's shareholder records as the holder of all the Class B Preferred Shares that underlie the Company's ADSs. Therefore, only the Depositary will be allowed to attend these meetings on behalf of the Company's ADS holders, and to vote the Class B Preferred Shares underlying their ADSs pursuant to the instructions that the Depositary may receive from such holders.

At the discretion of the Company's management, ADS holders of record on May 27, 2009 may be granted admission to the Special General Meetings to the extent that, among other things, (1) such holders are able to readily identify themselves and prove their ownership of Aracruz ADS on May 27, 2009 to the satisfaction of the Company's management, (2) their participation does not delay the Special General Meetings and (3) they only listen to, and do not try to interfere with, the meetings.

How may ADS holders vote the Class B Preferred Shares underlying their ADSs at the Special General Meetings?

Within the next few days, the Depositary will mail voting cards to the ADS holders of record as of May 27, 2009, which will allow them to instruct the Depositary on how to vote the Class B Preferred Shares underlying their ADSs at the Special General Meetings.

To which address must ADS holders send their completed voting cards?

ADS holders must mail their completed voting cards to the Depositary at the following address:

Citibank, N.A. – Shareholder Services PO Box 43099 Providence, RI 02940-5000

What is the deadline for the Depositary to receive proxies from the Company's ADS holders?

In order for the Depositary to be able to compute all the votes submitted by the Company's ADS holders in time for the Special General Meetings, ADS holders must return their completed voting cards to the Depositary at the address listed above by no later than 10:00 a.m. EST on July 9, 2009 ("Cut-off Date"), which is one day prior to the Special General Meetings.

What happens if an ADS holder does not provide voting instructions to the Depositary until the Cut-off Date or if such instructions are not understood by the Depositary?

ADSs for which no voting cards have been submitted or for which the voting instructions contained in the voting card are unclear to the Depositary will not be used by the Depositary or the Company to count towards quorum for the Special General Meetings or to vote, whether for or against, the Conversion.

What are the regulatory approvals required for the Conversion?

There are no regulatory approvals required in Brazil, the United States or, to the Company's knowledge, elsewhere for the Conversion to be approved. The Conversion's approval is dependent exclusively upon the favorable vote of the Company's shareholders.

Is the Conversion being registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários, or "CVM")?

The Conversion is not being registered with the CVM because under the Brazilian Corporation Law the Conversion is not treated as an offering of securities that is subject to registration.

Is the Conversion being registered with the SEC?

The Conversion is not being registered with the SEC because the Company has availed itself of exemptions from registration provided under the U.S. Securities Act of 1933, as amended.

Will ADS holders get a restricted security as a result of the Conversion, if approved?

No. The new ADSs to be received by the ADS holders as a result of the Conversion, if approved, will not be restricted and will be freely transferable.

Will the new common shares of the Company that will be issued as a result of the Conversion be registered anywhere?

Although the Conversion is not being registered with the SEC, the Company will seek to register the new common shares of the Company that will be issued as a result of the Conversion, if approved, with the SEC under the Securities and Exchange Act of 1934, as amended.

Will the new common shares and ADSs of the Company that will be issued as a result of the Conversion be listed?

The Company will seek to list the ADSs that will be issued as a result of the Conversion, if approved, on the New York Stock Exchange ("NYSE"). Pursuant to Brazilian laws and regulations, the common shares of the Company that will be issued as a result of the Conversion, if approved, will be automatically listed on the São Paulo Stock Exchange (BM&F Bovespa – Bolsa de Valores, Mercardorias e Futuros, or "Bovespa").

Do the Company's preferred shareholders have appraisal rights?

Preferred shareholders of the Company who do not vote in favor of the Conversion, including those who abstain from voting at the Special General Meetings or fail to provide voting instructions to the Depositary, may exercise appraisal rights pursuant to the Brazilian Corporation Law.

At what price will appraisal rights be paid to holders of the Company's Class B Preferred Shares?

Under the Brazilian Corporation Law, the price for shares owned by holders who exercise appraisal rights is equal to the book value of such shares. In connection with the Conversion, this price will be R$0.92 per Class A Preferred or Class B Preferred Share of the Company.

The closing trading price for the Class B Preferred Shares of the Company on the Bovespa, as of the close of business on May 29, 2009, was R$3.44 per share. Because each ADS of the Company is equal to 10 Class B Preferred Shares, the R$3.44 Bovespa trading price for the Company's Class B Preferred Shares as of the close of business on May 29, 2009 is equivalent to US$17.44 per ADS, translated at a foreign exchange rate of R$1.9730 per US$1.00, the official R$ to US$ exchange rate for such day as published by the Central Bank of Brazil. The closing trading price for the Company's ADSs on the NYSE as of the close of business on May 29, 2009 was US$17.09 per ADS.

Meanwhile, the appraisal price for 10 Class B Preferred Shares is R$9.20 or US$4.66, translated at a foreign exchange rate of R$1.9730 per US$1.00, the official R$ to US$ exchange rate on May 29, 2009. As a result, based on the May 29, 2009 closing trading price of the Class B Preferred Shares on the Bovespa and the NYSE and the official R$ to US$ exchange rate for that day, holders of the Company's Class B Preferred Shares and ADSs would obtain more value for their securities if they sold them on the Bovespa or NYSE, respectively, as compared to the appraisal price that they would receive for their securities were they to exercise appraisal rights.

This analysis is based on historical figures and will change as the trading price for the Company's ADS and Class B Preferred Stock and the R$ to US$ exchange rate fluctuates. Therefore, depending on the future trading price of the Company's Class B Preferred Shares and ADSs, as well as the R$ to US$ exchange rate, the appraisal price that holders of the Company's Class B Preferred Shares or ADSs may obtain for their securities if they exercise appraisal rights may be higher or lower than selling price of their securities were they to sell them on the Bovespa or NYSE, respectively.

Until when may a preferred shareholder of the Company exercise appraisal rights?

Under the Brazilian Corporation Law, appraisal rights may be exercised any time during a 30-day period that begins as of the date the minutes of the Special General Meetings are published in Brazil in the newspapers chosen by the Company to make its corporate announcements.

How may holders of the Company's ADSs exercise appraisal rights?

Holders of the Company's ADSs who do not vote in favor of the Conversion (including those who abstain from voting at the Special General Meetings or fail to provide voting instructions to the Depositary) and wish to exercise appraisal rights must call a 1-800 number that will be set up by the Depositary and announced by the Company in due course on its investor relations website and on Form 6-K filed with the SEC. By calling this 1-800 number, ADS holders will be able to request an appraisal rights form that will be mailed to such ADS holder in order for him or her to exercise his or her appraisal rights in writing.

What is the deadline for ADS holders to return their appraisal rights form to the Depositary?

ADS holders interested in exercising appraisal rights will need to complete, sign and mail their appraisal rights form back to the Depositary by no later than a date to be announced by the Company in due course on its investor relations website and on Form 6-K filed with the SEC.

To which address must ADS holders interested in exercising appraisal mail their appraisal rights form?

ADS holders interested in exercising appraisal rights must mail their appraisal rights form to:

Citibank, N.A. Corporate Actions Department 250 Royall Street Canton, MA 02021

In what circumstance could the Company cancel the Conversion after its approval by the shareholders?

Under the Brazilian Corporation Law, even if the Conversion is approved at the Special General Meetings, the Company's management may call another Extraordinary General Shareholders' Meeting following the Special General Meetings to submit to the vote of the Company's common shareholders a proposal to reconsider and, as the case may be, cancel the Conversion if, at the discretion of the Company's management, the amount that would have to be paid by the Company in respect of appraisal rights could, in the opinion of the Company's management, jeopardize the Company's financial situation.

What will the ratio of common shares to ADSs be following the Conversion?

It is expected that each ADS will correspond to nine common shares of the Company if the Conversion is approved.

What will happen with fractional shares and shares in excess of the new basket of nine common shares to one ADS that may result from the Conversion?

The Depositary will (1) aggregate all fractional entitlements to new ADSs after the Conversion, (2) use commercially reasonable efforts to sell the aggregate of such fractional entitlements to new ADSs on the Bovespa and (3) remit the net cash proceeds from such sale (after deducting applicable fees, taxes and expenses) to the ADS holders that are entitled to such cash proceeds.

Will the ADS holders be required to pay any fees in connection with the Conversion?

There are no fees to be paid by ADS holders in connection with the voting of the Class B Preferred Shares underlying their ADSs. However, ADS holders who exercise appraisal rights will be required to pay the Depositary a US$0.05 (five cents of a Dollar) cancellation fee for every ADS that is cancelled in connection with the exercise of appraisal rights. In addition, the sale of fractional entitlements by the Depositary may be subject to certain transactional fees and expenses.

What else do ADS holders have to do in connection with the Special General Meetings and the Conversion?

Other than timely mailing their voting cards to the Depositary, there is nothing else that ADS holders have to do in connection with the Special General Meetings.

If the Conversion is approved, the Depositary will mail instructions to the holders of the Company's ADSs on how to surrender their existing ADSs for new ADSs of the Company representing the new Aracruz common shares to be issued as a result of the Conversion.

In addition, ADS holders who are entitled to exercise appraisal rights and wish to do so will need to (1) contact the Depositary at the 1-800 number to be announced in due course in order to obtain the appraisal rights form, (2) mail the completed appraisal rights form to the Depositary, and (3) deliver the applicable ADSs to the Depositary for cancellation, in each case prior to the applicable deadline to be announced for such purpose. The appraisal rights form will contain instructions on the steps to be taken to exercise appraisal rights as an ADS holder.

How can the ADS holders obtain more information on the Conversion?
To obtain more information on the Conversion, ADS holders may contact the Company's investor relations department at:

Aracruz Celulose S.A.
c/o: Investor Relations Department
Av. Brigadeiro Faria Lima, 2277 - 3° (parte) e 4° andares

Edifício Plaza Iguatemi - Jardim Paulistano São Paulo, SP 01452-000 Brazil tel.: (5511) 3301-4111 fax: (5511) 3301-4275

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2009

ARACRUZ CELULOSE S.A. By: /s/ Marcos Grodetzky Name: Marcos Grodetzky Title: Investor Relations Officer